-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                       SCHEDULE 14D-1 (AMENDMENT NO. 1)

                            TENDER OFFER STATEMENT
                         PURSUANT TO SECTION 14(D)(1)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           TIE/COMMUNICATIONS, INC.
                           (NAME OF SUBJECT COMPANY)

                              TIE ACQUISITION CO.
                                PAUL H. PFLEGER
                                   (BIDDERS)

                         COMMON STOCK, $.10 PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                                  87246 42 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                PAUL H. PFLEGER
                         1201 THIRD AVENUE, SUITE 5400
                           SEATTLE, WASHINGTON 98101
                                (206) 622-9900
 (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES
                    AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                WITH A COPY TO:
                         BRUCE W. MOORHEAD, JR., ESQ.
                           SMITH, GAMBRELL & RUSSELL
                           SUITE 3100, PROMENADE II
                          1230 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3592
                                (404) 815-3500

                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
 Transaction valuation: $34,239,506*            Amount of filing fee: $6,848
--------------------------------------------------------------------------------
* For purposes of calculating filing fee only. This amount assumes the purchase of 3,981,338 shares of Common Stock of TIE/communications, Inc. at $8.60 in cash per share. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $6,848
                        _______________________________________________________

Form or Registration No.:    Schedule 14D-1
                          _____________________________________________________

Filing Party:   TIE Acquisition Co. and Paul H. Pfleger
              _________________________________________________________________

Date Filed:    September 12, 1995
           ___________________________________________________________________

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed September 12, 1995 (the "Statement") relating to the offer by TIE Acquisition Co., a Delaware corporation (the "Purchaser"), to purchase shares of common stock, par value $.10 per share (the "Shares" or the "Common Stock"), of TIE/communications, Inc., a Delaware corporation (the "Company"), at a price of $8.60 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated September 12, 1995 (the "Offer to Purchase") as supplemented by the Supplement dated October 11, 1995 and in the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer").

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS


     Item 11 of the Schedule 14D-1 is amended by adding the following exhibits:

(a)(10)  Supplement dated October 11, 1995 to Offer to Purchase

(a)(11)  Press Release issued by Purchaser on October 11, 1995

                                  SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       TIE Acquisition Co.

                                            /s/ Charles B. McNamee
October 11, 1995                        By: _________________________________
                                             Charles B. McNamee, President

                                            /s/ Paul H. Pfleger
October 11, 1995                        ______________________________________
                                             Paul H. Pfleger, Individually